TSX: MMM NYSE Amex: MGH FSE: MI5
September 8, 2011

NEWS RELEASE

MINCO GOLD CORPORATION UPDATE

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) announces that the consulting agreement with Mr. Dwayne Melrose, VP Exploration of the Company, has been terminated. The company wishes to thank him for efforts and contribution. Mr. Melrose will continue to act as a director of Minco Gold.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Amex:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President  & CEO